Exhibit 3.02

AMENDMENT TO BYLAWS ADOPTED BY UNANIMOUS WRITTEN CONSENT OF DIRECTORS

RESOLVED, that Section 8 of the By-Laws of the Corporation is amended to read in its entirety as follows:

Section 8. ACTION BY STOCKHOLDERS WITHOUT A MEETING. Notwithstanding any of the foregoing provisions of this Article I, any action which may be taken by Stockholders at a meeting may be taken without a meeting provided that a written consent is signed by Stockholders representing an amount of the voting power of the outstanding voting stock of the Corporation necessary to take such Stockholder action; provided, however, that no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date of the earliest dated consent delivered to the Corporation, written consents signed by the number of Stockholders required to take the action are delivered to the Corporation; and provided further that within 10 days of obtaining stockholder authorization by written consent, notice complying with the requirements of Section 607.0704 of the Florida Statutes is given to those Stockholders who have not consented in writing or who are not entitled to vote on the action.